Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In millions, except ratios)
(unaudited)

	Fiscal years ended
	February 26,	February 27,	February 28,	February 23,	February 25,
	2011	2010	2009	2008	2007
	(52 weeks) (1)	(52 weeks)	(53 weeks) (2)	(52 weeks)	(52 weeks)
Earnings (loss) before income taxes	$(1,523)	$632	$(2,779)	$977	$747
Net overdistributed earnings of less than fifty percent owned affiliates	—	—	—	1	5
Interest expense	554	576	633	725	600
Interest on operating leases	162	182	190	184	155

Earnings (loss)	$(807)	$1,390	$(1,956)	$1,887	$1,507

Fixed charges	$716	$758	$823	$909	$755

Ratio of earnings to fixed charges	(1.13)	1.83	(2.38)	2.08	2.00

(1)	The Company’s loss is insufficient to cover fixed charges by $1,523 for fiscal 2011 due to the Company recording non-cash goodwill and intangible asset impairment charges of $1,870, before tax.

(2)	The Company’s loss is insufficient to cover fixed charges by $2,779 for fiscal 2009 due to the Company recording non-cash goodwill and intangible asset impairment charges of $3,524, before tax.